UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES

EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number 001-38440

Grindrod Shipping Holdings Ltd.

#10-02 Millenia Tower

1 Temasek Avenue

Singapore 039192

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Grindrod Shipping Holdings Ltd. announces the results of its extraordinary general meeting, which was held on June 20, 2024 at 18:00 Singapore Standard Time (the “EGM”). The results of the EGM are attached hereto as Exhibit 99.1.

Exhibits

99.1	Results of the extraordinary general meeting held on June 20, 2024.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRINDROD SHIPPING HOLDINGS LTD.

Dated: June 20, 2024	/s/ Edward Buttery
Name: Edward Buttery
Title: Chief Executive Officer

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